082-34952

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Date 11/01/2008

08000472

SUPPL

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

J Lyall-Anderson

SEC
Mail Processing
Section

JAN 22 2008

Washington, DC
105

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Encl.

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

dlw 1/31

DYNO
Dyno Nobel

11 January 2008

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

In accordance with Listing Rule 3.16.1, Dyno Nobel Limited advises that Mr Richard Shea has ceased to be a Company Secretary, effective from 10 January 2008.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel

11 January 2008

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

Re: **DYNO NOBEL LIMITED – FULL YEAR RESULTS RELEASE DATE**

Dyno Nobel Limited advises that it expects to announce its Full Year results on Monday 25 February 2008.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel

11 January 2008

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Permanent Investment Management Limited (ABN 45 003 278 831), as Responsible Entity for the Dyno Nobel SPS Trust (ARSN 126 167 459), advises that, in accordance with Listing Rule 3.16.1, Mr Richard Shea has ceased to be a Company Secretary, effective from 10 January 2008.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel

11 January 2008

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

Re: **DYNO NOBEL LIMITED – FULL YEAR RESULTS RELEASE DATE**

Permanent Investment Management Limited (ABN 45 003 278 831), as Responsible Entity for the Dyno Nobel SPS Trust (ARSN 126 167 459), advises that Dyno Nobel Limited expects to announce its Full Year results on Monday 25 February 2008.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary